SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 31, 2007

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated January 31, 2007 re: Partner Communications Reports 2006 Annual Results.

PARTNER COMMUNICATIONS
REPORTS 2006 ANNUAL RESULTS

2006 EPS doubled to NIS 4.44

276,000 3G Subscribers, over 10% of Subscriber Base

Rosh Ha’ayin, Israel, January 31st, 2007 – Partner Communications Company Ltd. (“Partner”) (NASDAQ and TASE: PTNR; LSE: PCCD), a leading Israeli mobile communications operator, today announced its results for the year and quarter ended December 31st, 2006.

Partner reported revenues in 2006 of NIS 5,606.7 million (US$ 1,327.0 million), EBITDA of NIS 1,850.1 million (US$ 437.9 million), equivalent to 33.0% of total revenue, and net income of NIS 682.3 million (US$ 161.5 million) or NIS 4.41 per diluted ADS or share (US$ 1.04 per ADS or share).

For the fourth quarter of 2006, Partner reported revenues of NIS 1,445.1 million (US$ 342.0 million), EBITDA of NIS 461.7 million (US$ 109.3 million), and net income of NIS 163.0 million (US$ 38.6 million).

Partner also reported that its 3G subscriber base stood at approximately 276,000, equal to 10.3% of the total subscriber base, at year-end 2006.

Pursuant to the dividend policy adopted by the board for 2006, the board resolved to authorize the distribution of a cash dividend in the amount of NIS 1.28 per share (totaling approximately NIS 200 million) to shareholders of record on February 20, 2007. The dividend will be paid on March 6, 2007. The total dividend amount for 2006 will be approximately NIS 410 million.

Key Financial Results:

NIS '000	2002	2003	2004	2005	2006

Revenues	4,054,563	4,467,719	5,140,737	5,122,939	5,606,711
Cost of revenues	3,069,458	3,136,456	3,615,014	3,766,352	3,897,267

Gross profit	985,105	1,331,263	1,525,723	1,356,587	1,709,444
SG&A	451,673	476,395	506,377	453,681	491,052

Operating profit	533,432	854,868	1,019,346	902,906	1,218,392
Other expenses	4,054	3,530	-	-	-
Financial expenses	445,180	321,710	260,545	345,448	166,442

Income before taxes	84,198	529,628	758,801	557,458	1,051,950
Tax expenses (tax benefit)	-	(633,022)	287,248	202,898	370,675
Cumulative effect of a change in
accounting principles	-	-	-	-	1,012

Net income for the period	84,198	1,162,650	471,553	354,560	682,287

Cash flow from operating activities net
of investing activities	(133,777)	654,723	599,186	459,632	774,783

NIS '000	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006

Revenues	1,259,274	1,326,644	1,372,945	1,461,989	1,445,133
Cost of revenues	930,225	952,177	941,914	1,004,637	998,539

Gross profit	329,049	374,467	431,031	457,352	446,594
SG&A	125,836	100,932	119,542	137,841	132,737

Operating profit	203,213	273,535	311,489	319,511	313,857
Financial Expenses	62,986	38,629	61,176	44,710	21,927

Income before taxes	140,227	234,906	250,313	274,801	291,930
Tax expenses	56,938	75,501	76,076	90,148	128,950
Cumulative effect of a change in accounting principles	-	1,012	-	-	-

Net income for period	83,289	160,417	174,237	184,653	162,980

Cash flow from operating activities net of investing activities	198,967	68,405	230,460	312,339	163,579

Key Operating Indicators:

	2002	2003	2004	2005	2006

EBITDA (NIS millions)	1,052	1,380	1,576	1,569	1,850
EBITDA as a percentage of total revenues	26.0%	30.9%	30.7%	30.6%	33.0%
Subscribers (thousands)	1,837	2,103	2,340	2,529	2,668
Estimated Market Share (%)	29%	31%	32%	32%	32%
Annual Churn Rate (%)	10.9%	13.6%	12.0%	13.6%	15.6%
Average Monthly Usage per Subscriber (minutes)	280	277	286	294	311
Average Monthly Revenue per Subscriber (NIS)	183	171	170	156	158

Commenting on the 2006 annual results, Partner’s CEO, David Avner, said: “2006 was yet another excellent year for Partner. I want to thank my predecessor, the previous CEO and the founder of Partner, Amikam Cohen, for his superb leadership and his support and assistance during 2006.”

“In 2006 we continued to grow our 3G subscriber base, which now accounts for more than 10% of our subscribers. We provide them with a wide and continuously expanding range of 3G services and great handsets. Our subscribers can also benefit from our introduction in most populated areas around the country of HSDPA capabilities, enabling a unique high-speed wireless Internet access experience.”

“The assets built by the Company in recent years, making it a leading cellular company in Israel, continued to strengthen. Once again orange™ was named the leading telecommunications brand in Israel for the fourth consecutive year. Globes, Israel’s business daily, named Partner, for the second year running, the mobile operator with the best customer service. We expect that our core strengths as providers of superb network quality, excellent customer service, the strongest telecom brand and the most advanced data and content services, will enable us to continue to grow our subscriber base and drive value for our shareholders. These assets will also be instrumental while we broaden the portfolio of services we offer our customers. With the transmission and fixed line telephony licenses now awarded to us, we are well on our way to offering customers a wide range of superb telecom services.”

Financial Review

Partner’s revenues in 2006 totaled NIS 5,606.7million (US$ 1,327.0 million), increasing by 9.4% from NIS 5,122.9 million in 2005. Quarterly revenues were NIS 1,445.1 million (US$ 342.0 million) in Q4 2006, up 14.8% from NIS 1,259.3 million in Q4 2005, but down by 1.2% compared with NIS 1,462.0 million in Q3 2006.

Annual revenues from services totaled NIS 5,027.3 million (US$ 1,189.9 million) in 2006, representing an increase of 8.8% from 2005 service revenues of NIS 4,619.9 million. Q4 2006 revenues from services increased by 13.2% to NIS 1,282.2 million (US$ 303.5 million), from NIS 1,132.9 million in Q4 2005, but decreased by 2.6% from NIS 1,316.4 million in Q3 2006, reflecting seasonal patterns in service revenues.

Total network minutes increased in 2006 by 13.2% compared with 2005. The effect of this increase was partially offset by a 5.5% dilution in the average tariff per minute including incoming calls. The increase in total network minutes was driven primarily by an expanding subscriber base, which grew by approximately 5.5% in 2006. The dilution in the average tariff per minute compared with 2005 reflects primarily the impact of the mandated reduction in interconnection tariffs which went into effect in March 2006, as part of the Ministry of Communications’ program of mandated gradual reductions from 2005 to 2008. This also reflects greater competition in the market, and the increase in the weight of business subscribers in our total customer base. Business subscribers tend to generate more minutes of use than post-paid private and prepaid subscribers, but with a lower average per minute tariff.

2006 equipment revenues were NIS 579.4 million (US$ 137.1 million), an increase of 15.2% from NIS 503.0 million in 2005. Quarterly equipment revenues in Q4 2006 increased by 28.9% to NIS 162.9 million (US$ 38.6 million) from NIS 126.4 million in Q4 2005, and increased by 11.9% compared with NIS 145.6 million in Q3 2006. The annual increase compared with 2005 was caused by increases in both the average revenue per sale reflecting the higher proportion of 3G sales to new and upgrading subscribers, as well as in the number of sales to new and upgrading subscribers. Compared with Q4 2005 the increase was primarily a result of the increase in the total number of sales, whilst the increase compared with Q3 2006 was due to increases in both the average revenue per sale, as well as in the total number of sales.

Data and content revenues, including SMS messages, totaled NIS 526.7 million (US$ 124.7 million) for 2006 as a whole, accounting for 9.4% of total revenues or 10.5% of service revenues, up from NIS 404.2 million, 7.9% of total revenues, or 8.7% of service revenues, in 2005, despite the mandated 49% reduction in SMS interconnection tariffs which went into effect in March 2006. Content and data revenues in Q4 2006 accounted for 10.1% of total revenues or 11.4% of service revenues, up from 8.8% of total revenues and 9.7% of service revenues in Q4 2005. Both the annual and quarterly increases compared with 2005 were driven by data and content non-SMS service revenues, which increased by 36.1% on an annual basis and by 32.6% compared with Q4 2005. Revenues from SMS services in 2006 increased by 21.7% compared with 2005, despite the reduction in SMS interconnect tariffs from March 2006, as mandated by the Ministry of Communications. SMS messages accounted for approximately 38% of data and content revenues in 2006, compared with approximately 42% in 2005.

2006 cost of revenues related to services totaled NIS 3,085.5 million (US$ 730.3 million), increasing by 2.1% from NIS 3,022.5 million in 2005. The increase was primarily driven by the higher variable airtime costs resulting from the growth in airtime usage, offset by lower depreciation, lower royalties, and efficiency measures taken by the company. Compared with Q4 2005, the cost of revenues related to services increased by 2.3% from NIS 756.8 million to NIS 774.1 million (US$ 183.2 million) in Q4 2006, the increase again being due primarily to higher variable airtime costs resulting from the growth in airtime usage. Compared with Q3 2006, the cost of revenues related to services decreased by 2.5% from NIS 794.2 million.

The cost of revenues related to equipment in 2006 was NIS 811.8 million (US$ 192.1 million), representing an increase of 9.1% from NIS 743.9 million in 2005. The increase was driven primarily by the selling of more advanced and higher cost 3G handsets and an approximate 7% growth in sales transactions to new and upgrading subscribers. The cost of revenues related to equipment in Q4 2006 totaled NIS 224.4 million (US$ 53.1 million), an increase of 29.4% from NIS 173.4 million in Q4 2005, principally reflecting an increase in the total number of transactions, and the higher proportion of 3G sales to new and upgrading subscribers, and an increase of 6.7% from NIS 210.4 million in Q3 2006, driven mainly by an increase in the total number of sales.

2006 gross profit from services was NIS 1,941.8 million (US$ 459.6 million), an increase of 21.6% from NIS 1,597.5 million in 2005. Quarterly gross profit on services for Q4 2006 increased by 35.1% from NIS 376.1 million in Q4 2005 to NIS 508.1 million (US$ 120.3 million) in Q4 2006, but decreased by 2.7% from NIS 522.2 million in Q3 2006. Gross loss on equipment in 2006 was NIS 232.4 million (US$ 55.0 million), a decrease of 3.5% from NIS 240.9 million in 2005. Compared with Q4 2005, the gross loss on equipment in Q4 2006 increased by 30.7% from NIS 47.0 million to NIS 61.5 million (US$ 14.6 million), reflecting the increase in the total number of sales. Compared with Q3 2006, the gross loss on equipment decreased by 5.2% from NIS 64.9 million.

Overall, 2006 gross profit was NIS 1,709.4 million (US$ 404.6 million), the equivalent of 30.4% of revenues, up by 26.0% from NIS 1,356.6 million, or 26.5% of revenues, in 2005. Gross profit for Q4 2006 was NIS 446.6 million (US$ 105.7 million), 30.9% of revenues, an increase of 35.7% from NIS 329.0 million, or 26.1% of revenues, in Q4 2005.

Selling and marketing expenses increased in 2006 by 12.7% to NIS 307.6 million (US$ 72.8 million), from NIS 272.9 million in 2005, principally related to an increase in the sales force, which contributed to growth in sales transactions, as well as increases in distribution and advertising costs. Q4 2006 selling and marketing expenses were NIS 90.6 million (US$ 21.5 million), an increase of 16.2% from NIS 78.0 million in Q4 2005, and an increase of 7.7% from NIS 84.1 million in Q3 2006. Compared with Q4 2005, the increase was principally related to an increase in the sales force. Compared with Q3 2006, the increase was mainly due to end of year promotional campaigns.

General and administrative expenses in 2006 were NIS 183.5 million (US$ 43.4 million), up by 1.5% from NIS 180.8 million in 2005, the increase primarily due to fees related to ensuring Sarbanes-Oxley Act compliance. For Q4 2006, general and administrative expenses decreased by 12.0% from NIS 47.8 million in Q4 2005 to NIS 42.1 million (US$ 10.0 million).

Overall, 2006 operating profit was NIS 1,218.4 million (US$ 288.4 million), an increase of 34.9% from NIS 902.9 million in 2005. In revenue percentage terms, operating profit increased from 17.6% of total revenues in 2005 to 21.7% in 2006. Operating profit in Q4 2006 was NIS 313.9 million (US$ 74.3 million), or 21.7% of total revenues, an increase from Q4 2005 of 54.4% from NIS 203.2 million, or 16.1% of revenues.

In 2006 the Company recorded annual EBITDA of NIS 1,850.1 million (US$ 437.9 million), the equivalent of 33.0% of revenues, up by 17.9% from NIS 1,568.6 million, or 30.6% of revenues in 2005. Quarterly EBITDA in Q4 2006 was NIS 461.6 million (US$ 109.2 million), an increase of 26.6% from NIS 364.5 million in Q4 2005.

Financial expenses decreased by 51.8% in 2006, from NIS 345.4 million in 2005 to NIS 166.4 million (US$ 39.4 million) in 2006. The decrease is primarily attributed to one-off charges in 2005 including a NIS 63 million charge related to the redemption of the US$ 175 million 13% Senior Subordinated Notes in August 2005. The decrease also reflects lower interest expenses resulting from the refinancing of the Company’s long term debt with lower cost CPI linked shekel-denominated debt, as well as lower expenses resulting from the lower average CPI level in 2006 of -0.1% compared with +2.4% in 2005.

Following the ruling of the Supreme Court, on November 20, 2006 on the matter of Paz Gas Marketing Company Ltd. and others vs. the assessing officer and others, which overturned the rules regarding the recognition of financing expenses, the Company included in its financial statements an additional provision for taxes in the amount of NIS 35 million. This provision is an estimate of the additional tax expense relating to the possibility that part of the financing expenses accrued in the years 2005 and 2006 in respect of a financial debt, which is attributable, inter alia, to the financing of a repurchase of Company shares, will not be recognized as an expense for tax purposes. The Company has reasons justifying the recognition of these expenses for tax purposes, or part of them, however since at this point the level of certainty required in order to recognize these expenses does not exist, the aforementioned provision was recorded. The Company is examining the possible effects of the ruling, if any, on its policies in the future.

Net income in 2006 was NIS 682.3 million (US$ 161.5 million) or earnings of NIS 4.44 (US$ 1.05) per basic ADS or share (NIS 4.41 per diluted ADS or share), representing a 92.4% increase from NIS 354.6 million, or earnings of NIS 2.19 per basic ADS or share (NIS 2.17 per diluted ADS or share), in 2005. Q4 2006 net income was NIS 163.0 million (US$ 38.6 million), up 95.7% from NIS 83.3 million in Q4 2005.

Funding and Investing Review

Cash flows generated from operating activities in 2006, net of cash flows from investing activities, were NIS 774.8 million (US$ 183.4 million), an increase of 68.6% from NIS 459.6 million in 2005. The increase was primarily due to an increase in cash flows from operating activities, combined with a decrease in the level of investment in fixed assets. Cash flows from operating activities increased by 21.6% from NIS 1,006.3 million in 2005 to NIS 1,223.5 million (US$ 289.6 million) in 2006. Cash flows from investing activities decreased by 17.9% to NIS 448.7 million (US$ 106.2 million) in 2006, from NIS 546.7 million in 2005.

Q4 2006 cash flows generated from operating activities, net of cash flows from investing activities, decreased by 17.8% from NIS 199.0 million in Q4 2005 to NIS 163.6 million (US$ 38.7 million), primarily due to a 299.5% increase in the level of investment in fixed assets.

Net investment in fixed assets in 2006 totaled NIS 487.9 million (US$ 115.5 million), approximately equivalent to NIS 486.4 million in 2005. On July 3, 2006 the Company acquired MED I.C-1 (1999) Ltd. (“Med 1”) transmission activity including 900 kilometers of transmission fiber for approximately NIS 71 million (US$ 16.8 million) in cash. The purchase of the Med-1 transmission network will lower the Company’s transmission expenses and offers the Company the ability to provide its customers with additional services.

Operational Review

Approximately 139,000 net active subscribers joined the Company in 2006 compared with approximately 189,000 in 2005, with the business sector accounting for approximately 71% of net new active subscribers over the year. The Company’s active subscriber base at the end of December 2006 was approximately 2,668,000, including approximately 605,000 business subscribers or 23% of the base, approximately 1,282,000 postpaid private subscribers, or 48% of the base, and approximately 781,000 prepaid subscribers, or 29% of the base. Of the Company’s subscriber base, approximately 276,000 were 3G subscribers. We estimate our 2006 year-end market share to have been around 32%

The 2006 annual churn rate was 15.6%, up from 13.6% in 2005, the increase primarily due churn in the prepaid sector.

2006 average monthly usage per subscriber (MOU) for 2006 was 311 minutes, an increase of 5.8% compared with 294 minutes in 2005. Average monthly revenue per subscriber (ARPU) in 2006 was NIS 158 (US$ 37.4), an increase of 1.3% compared with NIS 156 in 2005, despite the reduction in interconnection charges mandated by the Ministry of Communications in March 2006.

Commenting on the Company’s results, Mr. Emanuel Avner, Partner’s Chief Financial Officer said: “We are very pleased with our results. We once again achieved record profitability levels, we doubled our EPS, enabling us to distribute a yearly dividend per share in an amount of NIS 2.63, equivalent at the current market price to a dividend yield of 5%.”

Outlook and Guidance

Commenting on the Company’s outlook, Mr. Emanuel Avner, Partner’s Chief Financial Officer said: “Looking forward to 2007, we expect to continue to grow our subscriber base compared with 2006, despite the highly penetrated market. We will continue to focus heavily on 3G subscribers and expect to see a strong growth in our 3G base.

Despite the forthcoming decline in interconnect tariffs from March 2007, and the decline in revenues that will result from the recently introduced regulation regarding short calls to voicemail, we expect growth in total revenues in 2007.

The Company expects that number portability, which is expected to be implemented during the year, will lead to higher retention costs, and a rise in churn rates following implementation.

Barring any further adverse material regulatory decisions, we expect an increase in annual EBITDA in 2007, though at a lower pace than in 2006.

The Company is currently reviewing whether to increase its dividend policy above a 60% net income payout ratio, and the review will be completed during the first half of the year.”

Conference Call Details

Partner Communications will hold a conference call to discuss the company’s 2006 full-year and fourth-quarter results on Wednesday, January 31, 2007, at 17:00 Israel local time (10AM EST). This conference call will be broadcast live over the Internet and can be accessed by all interested parties through our investor relations web site at http://www.investors.partner.co.il.

To listen to the broadcast, please go to the web site at least 15 minutes prior to the start of the call to register, download and install any necessary audio software. For those unable to listen to the live broadcast, an archive of the call will be available via the Internet (at the same location as the live broadcast) shortly after the call ends, and until midnight of February 07, 2007.

About Partner Communications

Partner Communications Company Ltd. (Partner) is a leading Israeli mobile communications operator providing GSM / GPRS / UMTS / HSDPA services and wire free applications under the orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality service and a range of features to 2.668 million subscribers in Israel. The Company launched its 3G service in 2004. Partner’s ADSs are quoted on The NASDAQ Global Select Market™ and on the Tel Aviv Stock Exchange under the symbol PTNR. The shares are also traded on the London Stock Exchange under the symbol PCCD.

Partner is a subsidiary of Hutchison Telecommunications International Limited (Hutchison Telecom). Hutchison Telecom is a leading listed telecommunications operator (SEHK: 2332; NYSE: HTX) focusing on dynamic markets. It currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in India, Israel, Macau, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam.

For more information about Partner, see www.investors.partner.co.il

Note: This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner.

Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance (including our outlook and guidance for 2007), plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

—	the effects of the high degree of regulation in the telecommunications market in which we operate;

—	regulatory developments relating to tariffs, including interconnect tariffs;

—	the difficulties associated with obtaining all permits required for building and operating of antenna sites;

—	the requirement to indemnify planning committees in respect of claims made against them relating to the depreciation of property values or to alleged health damages resulting from antenna sites;

—	alleged health risks related to antenna sites and use of telecommunication devices;

—	the effects of vigorous competition in the market in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change our customer mix, profitability and average revenue per user, and the response of competitors to industry and regulatory developments;

—	uncertainties about the degree of growth in the number of consumers in Israel using wireless personal communications services and the growth in the Israeli population;

—	the risks associated with the implementation of a third generation (3G) network and business strategy, including risks relating to the operations of new systems and technologies, potential unanticipated costs, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered, and the risk that the use of internet search engines by our 3G customers will be restricted;

—	the risks associated with technological requirements, technology substitution and changes and other technological developments;

—	the impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;

—	regulatory developments related to the implementation of number portability;

—	fluctuations in foreign exchange rates;

—	the possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control;

—	the availability and cost of capital and the consequences of increased leverage; and

—	the results of litigation filed or that may be filed against us,

as well as the risks discussed in Risk Factors, Information on the Company and Operating and Financial Review and Prospects in form 20-F filed with the SEC on May 18, 2006. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial results presented in this press release are preliminary un-audited financial results. The results were prepared in accordance with U.S. GAAP.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at December 31st, 2006: US $1.00 equals NIS 4.225. The translations were made purely for the convenience of the reader.

Earnings before interest, taxes, depreciation, amortization, exceptional items and capitalization of intangible assets (‘EBITDA’) is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or net income for the year as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results.

Reconciliation between our cash flows from operating activities and EBIDTA is presented in the attached summary financial results.

Contacts:

Mr. Emanuel Avner		Dr. Dan Eldar
Chief Financial Officer		V.P. Carrier, Investor and International Relations
Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54 -7814161
E-mail:	emanuel.avner@orange.co.il	E-mail:	dan.eldar@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

	December 31
	2005	2006	2006
	New Israeli shekels		Convenience translation into U.S. dollars
	(Audited)	(U n a u d i t e d)
	In thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	4,008	77,547	18,354
Accounts receivable:
Trade	795,156	964,309	228,239
Other	97,128	65,533	15,511
Inventories	209,323	126,466	29,933
Deferred income taxes	65,361	40,495	9,584

Total current assets	1,170,976	1,274,350	301,621

INVESTMENTS AND LONG-TERM RECEIVABLES:
Accounts receivable - trade	189,013	274,608	64,996
Funds in respect of employee rights upon retirement	75,443	80,881	19,143

	264,456	355,489	84,139

FIXED ASSETS, net of accumulated depreciation and
amortization	1,768,895	1,747,459	413,600

LICENSE, DEFERRED CHARGES AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	1,321,167	1,247,084	295,168

DEFERRED INCOME TAXES	86,505	76,139	18,021

Total assets	4,611,999	4,700,521	1,112,549

	December 31
	2005	2006	2006
	New Israeli shekels		Convenience translation into U.S. dollars
	(Audited)	(U n a u d i t e d)
	In thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term liabilities	34,464	40,184	9,511
Accounts payable and accruals:
Trade	665,542	690,424	163,414
Other	231,480	281,403	66,604
Parent company's - group trade	10,513	15,830	3,747
Dividend payable	44,996	-	-

Total current liabilities	986,995	1,027,841	243,276

LONG-TERM LIABILITIES:
Bank loans, net of current maturities	665,974	272,508	64,499
Notes payable	2,022,257	2,016,378	477,249
Liability for employee rights upon retirement	102,238	113,380	26,836
Other liabilities	19,184	15,947	3,774

Total long-term liabilities	2,809,653	2,418,213	572,358

COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	3,796,648	3,446,054	815,634

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.01 par
value: authorized - December 31, 2005 and 2006 -
235,000,000 shares; issued and outstanding -
December 31, 2005 - 152,528,288 shares and
December 31, 2006 - 154,516,217 shares issued	1,525	1,545	366
Capital surplus	2,388,425	2,452,682	580,516
Accumulated deficit	(1,574,599)	(1,199,760)	(283,967)

Total shareholders' equity	815,351	1,254,467	296,915

	4,611,999	4,700,521	1,112,549

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2004	2005	2006	2006
	New Israeli shekels			Convenience translation into U.S. dollars
	(Audited)		(Unaudited)
	In thousands (except per share data)

REVENUES - net:
Services	4,615,781	4,619,932	5,027,310	1,189,896
Equipment	524,956	503,007	579,401	137,136

	5,140,737	5,122,939	5,606,711	1,327,032
COST OF REVENUES:
Services	2,885,077	3,022,480	3,085,507	730,297
Equipment	729,937	743,872	811,760	192,133

	3,615,014	3,766,352	3,897,267	922,430

GROSS PROFIT	1,525,723	1,356,587	1,709,444	404,602
SELLING AND MARKETING EXPENSES	325,244	272,900	307,592	72,803
GENERAL AND ADMINISTRATIVE EXPENSES	181,133	180,781	183,460	43,422

OPERATING PROFIT	1,019,346	902,906	1,218,392	288,377
FINANCIAL EXPENSES, net	260,545	345,448	166,442	39,395

INCOME BEFORE TAXES ON INCOME	758,801	557,458	1,051,950	248,982
TAXES ON INCOME	287,248	202,898	370,675	87,734

INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN
ACCOUNTING PRINCIPLES	471,553	354,560	681,275	161,248
CUMULATIVE EFFECT, AT BEGINNING OF YEAR, OF A
CHANGE IN ACCOUNTING PRINCIPLES, net of tax			1,012	240

NET INCOME FOR THE YEAR	471,553	354,560	682,287	161,488

EARNINGS PER SHARE ("EPS"):
Basic:
Before cumulative effect	2.57	2.19	4.43	1.05
Cumulative effect	-	-	0.01	-

	2.57	2.19	4.44	1.05

Diluted:
Before cumulative effect	2.56	2.17	4.40	1.04
Cumulative effect	-	-	0.01	-

	2.56	2.17	4.41	1.04

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING:
Basic	183,389,383	161,711,125	153,633,758	153,633,758

Diluted	184,108,917	163,617,272	154,677,685	154,677,685

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2004	2005	2006	2006
	New Israeli shekels			Convenience translation into U.S. dollars
	(Audited)		(Unaudited)
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	471,553	354,560	682,287	161,488
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	558,222	683,503	622,434	147,322
Employee share-based option compensation expenses	10,720	10,353	20,957	4,960
Liability for employee rights upon retirement	16,302	9,430	11,142	2,637
Deferred income taxes	283,807	198,079	35,231	8,339
Income tax benefit in respect of exercise of options
granted to employees	3,440	4,820
Accrued interest, exchange and linkage
differences on (erosion of) long-term liabilities	(10,258)	108,411	(4,646)	(1,100)
Amount carried to deferred charges		(13,820)
Capital loss (gain) on sale of fixed assets	(391)	493	274	65
Cumulative effect, at beginning of year, of a change
in accounting principles			(1,012)	(240)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(225,860)	(262,262)	(254,748)	(60,295)
Other	(13,615)	(26,970)	30,952	7,326
Increase (decrease) in accounts payable and accruals:
Trade	135,600	112,857	(58,568)	(13,862)
Other	41,613	(75,884)	49,923	11,816
Parent company's - group trade		10,513	5,317	1,258
Increase (decrease) in asset retirement obligations	464	(92)	1,069	253
Decrease (increase) in inventories	1,205	(107,667)	82,857	19,611

Net cash provided by operating activities	1,272,802	1,006,324	1,223,469	289,578

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(609,795)	(498,851)	(344,206)	(81,469)
Acquisition of optic fibers activity			(71,125)	(16,834)
Proceeds from sale of fixed assets	552	16	73	(17)
Purchase of additional spectrum	(53,969)	(41,542)	(27,690)	(6,554)
Payment in respect of transmission services license			(300)	(71)
Funds in respect of employee rights upon retirement	(10,404)	(6,315)	(5,438)	(1,287)

Net cash used in investing activities	(673,616)	(546,692)	(448,686)	(106,198)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2004	2005	2006	2006
	New Israeli shekels			Convenience translation into U.S. Dollars
	(Audited)		(Unaudited)
	In thousands

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of capital lease		(1,893)	(3,620)	(857)
Repurchase of company's shares (including purchase
cost of NIS 17,591,000)		(1,091,841)	-	-
Issuance of notes payable under a prospectus, net of
issuance costs		1,929,223	-	-
Redemption of notes payable		(793,100)	-	-
Proceeds from exercise of stock options granted to
employees	25,798	37,153	44,332	10,493
Windfall tax benefit in respect of exercise of options
granted to employees			643	152
Dividend paid		(41,773)	(352,444)	(83,419)
Long-term bank loans received		359,000
Repayment of long-term bank loans	(624,147)	(857,004)	(390,155)	(92,344)

Net cash used in financing activities	(598,349)	(460,235)	(701,244)	(165,975)

INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	837	(603)	73,539	17,405
CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	3,774	4,611	4,008	949

CASH AND CASH EQUIVALENTS AT
END OF YEAR	4,611	4,008	77,547	18,354

SUPPLEMENTARY DISCLOSURE OF CASH
FLOW INFORMATION - cash paid during the year:
Interest	179,205	235,854	149,728	35,438

Advances to income tax authorities	4,900	30,840	317,099	75,053

Supplementary information on investing and financing activities not involving cash flows

At December 31, 2004, 2005 and 2006, trade payables include NIS 103.8 million, NIS 90.3 million and NIS 201.8 million ($ 47.7 million), respectively, in respect of acquisition of fixed assets. In addition, at December 31, 2004 and 2005 trade payables included NIS 13.8 million and NIS 27.7 million in respect of acquisition of additional spectrum, respectively.

At December 31, 2005, dividend payable of approximately NIS 45 million was outstanding. During 2005, the Company has undertaken a capital lease with respect to fixed assets in the amount of NIS 15.8 million.

These balances are recognized in the cash flow statements upon payment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND EBITDA

	New Israeli shekels		Convenience translation into U.S. dollars
	2005	2006	2006
	(U n a u d i t e d)
	In thousands

Net cash provided by operating activities	1,006,324	1,223,469	289,578

Liability for employee rights upon retirement	(9,430)	(11,142)	(2,637)
Accrued interest and exchange and linkage differences on long-term liabilities	(108,411)	4,646	1,100
Amount carried to differed charges	13,820
Increase in accounts receivable:
Trade	262,262	254,748	60,295
Other	26,970	304,492	72,069
Decrease (increase) in accounts payable and accruals:
Trade	(112,857)	58,568	13,862
Other	75,884	(49,923)	(11,816)
Related parties	(10,513)	(5,317)	(1,258)
Increase (Decrease) in inventories	107,667	(82,857)	(19,611)
Decrease (Increase) in Assets Retirement Obligation	92	(1,069)	(253)
Financial Expenses	316,806	154,492	36,566

EBITDA	1,568,616	1,850,107	437,895

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

	New Israeli shekels
	3 month period ended
	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
	( U n a u d i t e d )
	I n t h o u s a n d s

Revenues - net	1,259,274	1,326,644	1,372,945	1,461,989	1,445,133
Cost of Revenues	930,225	952,177	941,914	1,004,637	998,539

Gross Profit	329,049	374,467	431,031	457,352	446,594
Selling and Marketing Expenses	77,990	57,250	75,579	84,124	90,639
General and Administrative Expenses	47,846	43,682	43,963	53,717	42,098

Operating Profit	203,213	273,535	311,489	319,511	313,857
Financial Expenses - net	62,986	38,629	61,176	44,710	21,927

Income Before Taxes on Income	140,227	234,906	250,313	274,801	291,930
Taxes on Income	56,938	75,501	76,076	90,148	128,950

Income Before Cumulative Effect of
a Change in Accounting Principles	83,289	159,405	174,237	184,653	162,980
Cumulative Effect, at the Beginning of the Year, of a Change in Accounting Principles		1,012
Net Income for the Period	83,289	160,417	174,237	184,653	162,980

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
Summary Operating Data

	2005	2006

Subscribers (in thousands)	2,529	2,668
Estimated share of total Israeli mobile telephone subscribers	32%	32%
Churn rate in year	13.6%	15.6%
Average monthly usage in year per subscriber (minutes)	294	311
Average monthly revenue in year per subscriber, including in-roaming revenue (NIS)	156	158

	Q4 2005	Q4 2006

Subscribers (in thousands)	2,529	2,668
Estimated share of total Israeli mobile telephone subscribers	32%	32%
Churn rate in quarter	3.1%	4.0%
Average monthly usage in quarter per subscriber (minutes)	287	316
Average monthly revenue in year per subscriber, including in-roaming revenue (NIS)	148	159

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: January 31, 2007